April 11, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Publishing Company

Registration Statement on Form 10-12B

Filed February 12, 2014

File No. 001-36230

Dear Mr. Webb:

This letter sets forth the responses of Tribune Publishing Company (the “Registrant”) to the comments contained in your letter, dated February 26, 2014, relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36230), filed on February 12, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement filed on February 12, 2014.

Max A. Webb	2	April 11, 2014

General

1.	In your next response letter, please acknowledge the three representations in the closing.

In response to the Staff’s comment, the Registrant has acknowledged the three representations at the closing of this letter through the execution of this letter.

2.	We note that you intend to include revised disclosure throughout your filing in response to a number of our prior comments in a subsequent amendment. Please note that we are unable to resolve these comments until you have revised your disclosure, and we may have additional comments upon review of your response.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has provided responses to a number of the Staff’s comments from your letter dated January 3, 2014 as set out in Annex A hereto.

Exhibit 99.1

Information Statement Summary, page 1

Competitive Strengths, page 2

3.	We note your response to prior comment 6. Please quantify the estimated resources necessary to replicate certain technology applications and hardware, infrastructure, and personnel and discuss the anticipated source of funds for this purpose.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 3 and will quantify the estimated resources to be expended to replicate certain technology applications and hardware, infrastructure and personnel in a subsequent amendment when the amount has been determined.

Reasons for the Distribution, page 31

4.	We note your response to prior comment 16. Please disclose here the substance of your response to our prior comment.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 34 to 35.

* * * * *

Max A. Webb	3	April 11, 2014

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert Staff comments and this action as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 210-2786, or Peter Loughran, Debevoise & Plimpton LLP, at (212) 909-6375, or Morgan Hayes, Debevoise & Plimpton LLP, at (212) 909-6983.

Regards,

/s/ Steven Berns

cc:	Edward Lazarus

Tribune Company

Peter Loughran

Debevoise & Plimpton LLP

Morgan Hayes

Debevoise & Plimpton LLP

Max A. Webb	4	April 11, 2014

Annex A

Comments from the SEC’s Letter dated January 3, 2014

Information Statement Summary, page 1

4. Please disclose in the summary the amount of the cash dividend to be paid to Tribune by Tribune Publishing and the amount of the indebtedness to be incurred in connection with the distribution, the real estate transfer to Tribune, and the allocation of ownership in CareerBuilder and Classified Ventures and discuss the effects these transactions may have on the financial resources and operating flexibility of Tribune Publishing as a stand-alone company.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 5 and throughout the information statement to disclose the anticipated amount of the cash dividend to be paid to Tribune and the anticipated amount of indebtedness to be incurred in connection with the distribution. The Registrant respectfully advises the Staff that information regarding the prior real estate transfers to Tribune and the allocation of ownership in CareerBuilder and Classified Ventures were previously disclosed in Amendment No. 1 to the Form 10 in response to the Staff’s comment.

Relationships Between Tribune and Tribune Publishing, page 38

22. All material terms and provisions of the agreements referenced in this section should be described. Please remove the disclaimer “are intended as overviews only” from the third sentence of the first paragraph of this section. Revise the third paragraph on page 94 in this manner as well.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 42 to 48 to describe the material terms and provisions of the agreements to be entered into between Tribune and Tribune Publishing in connection with the distribution and removed such disclaimer in Amendment No. 1.

Financing Arrangements, page 41

24. Please disclose the material terms of the debt financing that you anticipate arranging to fund the cash dividend to be paid to Tribune Company.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 49 to 50 to describe the anticipated material terms of the debt financing the Registrant intends to arrange and the amount of the cash dividend the Registrant intends to pay to Tribune.

Max A. Webb	5	April 11, 2014

Capitalization, page 43

25. Please ensure that all transactions reflected in the pro forma amounts presented are clearly explained here, including how the pro forma amounts changed from the corresponding historical amounts. For example, effects of the debt financing that you anticipate arranging prior to the distribution from which a cash dividend to Tribune is to be paid and the revolving credit or working capital facility to fund working capital and other liquidity requirements you intend to enter into prior to the distribution should be disclosed here.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 52 to include disclosure with respect to the debt financing arrangements expected to be entered into in connection with the distribution and the impact of the spin-off on the Company’s equity. The Registrant will quantify the pro forma impact of the cash dividend to be paid to Tribune and the exchange of Tribune Publishing stock on net parent investment (and equity generally) in a subsequent amendment when the pro forma adjustments have been determined.

Notes to Unaudited Pro Forma Combined Financial Statements, page 48

27. In note (d), please disclose the income tax rate upon which the income tax expense is based and how the rate was determined.

In response to the Staff’s comment, the Registrant has revised the disclosure in note (f) on page 57 to include disclosure with respect to the effective income tax rate and how such rate was determined. The Registrant will provide the effective income tax rate in a subsequent amendment when all required pro forma adjustments have been determined.

28. In note (f), please disclose the amount of the debt issuance expense associated with the debt to be incurred and the rate of interest upon which interest expense is based on.

In response to the Staff’s comment, the Registrant has revised the disclosure in note (e) on page 57 to disclose the rate of interest upon which pro forma interest expense is based on. The Registrant will provide the debt issuance expense associated with the debt to be incurred in a subsequent amendment when the amount has been determined.

Max A. Webb	6	April 11, 2014

Management’s Discussion and Analysis, page 52

Results of Operations, page 60

29. Please revise MD&A so that when changes to a line item are attributed to more than one source, please quantify each to the extent possible. See, for examples, the third paragraph on page 60 and the last sentence of the second paragraph on page 61.

In response to the Staff’s comment, the Registrant has revised the MD&A disclosure beginning on page 68 to quantify material changes to line items to the extent possible.

30. In connection with the above comment, please quantify the effects of each of price/rate and volume/circulation factors indicated in regard to the analysis of revenue variances.

In response to the Staff’s comment, the Registrant has revised the MD&A disclosure under “Operating Revenues” beginning on page 69 to quantify the material effects of each of price/rate and volume/circulation on revenue variances to the extent practicable.

31. Given that “cost of sales” and “selling, general and administrative” expenses are material line items within operating expenses, and that many of the expense types within operating expenses presently discussed are in each of these line items, please provide a complementary analysis of these line items, particularly in regard to variances as a percentage of revenue. We believe this will further aid investors in understanding your results.

In response to the Staff’s comment, the Registrant has revised the MD&A disclosure on pages 68, 69 and 72.

Liquidity and Capital Resources, page 68

32. Please expand your disclosure to provide more analysis of all factors directly affecting cash from operating activities between all interim and annual comparative periods presented. Mere reference to changes in operating profit, which is prepared on an accrual basis, and working capital may not be sufficient for a full understanding of the factors that directly affect operating cash without discussion of the associated underlying drivers, quantified as appropriate.

Max A. Webb	7	April 11, 2014

In response to the Staff’s comment, the Registrant has revised the disclosure on page 76.

Critical Accounting Policies, page 71

33. Please expand your disclosure to provide insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts associated with the policies you have indicated. Your disclosure should be explicit as to which factors are most sensitive to change, any material deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or that could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 78 to 83 to the extent practicable and material.

Liquidity and Capital Resources, page 68

35. Please revise the second paragraph to quantify the cash dividend and provide the terms of the debt financing and the revolver or credit facility. File the agreements as exhibits.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 75. The Registrant respectfully advises the Staff that the financing agreements will be filed as exhibits in subsequent amendments.

Max A. Webb	8	April 11, 2014

Executive Compensation, page 89

37. Please confirm that you will present Item 401 disclosure about your named executive officers in a subsequent amendment as well as information about their compensation or tell us why you believe this information would not be material to investors seeking to understand your company.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 102 to 110 to present Item 401 disclosure about the Registrant’s named executive officers and forward-looking information regarding their compensation.

Financial Statements, F-1

41. Given that Tribune Publishing Company converted to a taxable C corporation in 2013 and operated as a nontaxable subchapter S corporation prior to then, please present pro forma income tax expense as a C corporation on the face of each annual and interim combined statement of comprehensive income included in your filing as appropriate.

In response to the Staff’s comment, the Registrant has presented “pro forma income tax expense at C corporation effective tax rate” on the face of the combined statements of comprehensive income on page F-4.

Note 6. Related Party Transactions with Tribune and Tribune Affiliates, page F-25

Related Party Lease Agreements, page F-28

42. You disclose that effective December 1, 2013 you modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, you determined that you no longer have forms of continuing involvement with the transferred properties that originally precluded you from derecognizing those properties from your combined financial statements. Accordingly, in December 2013 you will derecognize such properties from your combined financial statements. Please tell us and revise to disclose as appropriate the specific provisions that were modified and how such modifications affected your accounting.

In response to the Staff’s comment relating to the specific provisions that were modified and their effect on the Registrant’s accounting, the Registrant has revised the disclosure on page F-31.

In addition, we also refer to the Registrant’s explanation with respect to the specific provisions of the related party leases that were modified in response to comment 42 of the Staff’s letter dated January 3, 2014 contained in the response letter dated February 12, 2014.